UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 - 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: June 21, 2024	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-273356) and shall be deemed to be a part thereof from the date hereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report